Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 20 DATED OCTOBER 13, 2016
TO THE OFFERING CIRCULAR DATED NOVEMBER 24, 2015

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (the “Company”, “we”, “our” or “us”), dated November 24, 2015 and filed by us with the Securities and Exchange Commission (the “Commission”) on November 25, 2015 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Certain Unregistered Sales of Equity Securities;
•	Our Quarterly Net Asset Value (“NAV”) Per Share as of September 30, 2016;
•	Status of Our Share Redemption Plan
•	Unaudited Adjusted Funds From Operations for Fiscal Quarter ended September 30, 2016;
•	Historical NAV Information; and
•	Updated Risk Factor.

Certain Unregistered Sales of Equity Securities

Pursuant to the distribution support agreement, (the "Distribution Support Agreement"), if Adjusted Funds From Operations (“AFFO”) in any calendar quarter during the distribution support period is less than the amount that would produce a 15% annualized return, then Fundrise, LP is obligated to purchase common shares of Fundrise Real Estate Investment Trust, LLC (the “Company”), following the end of such quarter at the greater of the then NAV per share or $10.00 for an aggregate purchase price equal to the amount by which AFFO for such quarter is less than the 15% annualized amount.

Accordingly, as a result of the Company’s AFFO for the fiscal quarter ended September 30, 2016, as described further below, Fundrise, LP is obligated to purchase 36,912 shares of the Company's common shares for $369,120 under the Distribution Support Agreement to satisfy the AFFO requirement, which will reduce Fundrise, LP’s total commitment under the Distribution Support Agreement. The purchase of such common shares is required to be completed by October 28, 2016.

The distribution support period expires upon the earlier to occur of (i) the purchase by Fundrise, LP of an aggregate of $1,000,000 of the Company’s common shares or (ii) December 31, 2017. Fundrise, LP’s total remaining commitment under the Distribution Support Agreement after execution of the above described purchase will be up to $197,830.

The offer and sale of the common shares from the Company to Fundrise, LP was made upon reliance on the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933.

Net Asset Value Per Share as of September 30, 2016

As of September 30, 2016, our NAV per common share is $9.92. This NAV per common share shall be effective until December 31, 2016, unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	September 30, 2016	June 30, 2016
ASSETS
Cash and cash equivalents	$1,201	$3,172
Current interest receivable	837	790
Real estate debt investments and accrued interest, at fair value	42,374	39,835
Total Assets	$44,412	$43,797

LIABILITIES
Accounts payable	$30	$26
Dividends payable [1]	1,165	990
Due to related party	380	993
Settling subscriptions	98	-
Total Liabilities	$1,673	$2,009

NET ASSETS CONSIST OF:
Fundrise Real Estate Investment Trust, LLC Members’ Equity:
Common shares; unlimited shares authorized; 4,308,096 and 4,218,210 shares issued and outstanding, net of accumulated amortization of deferred offering costs, on September 30, 2016 and June 30, 2016, respectively	$39,864	$40,142
Retained earnings	2,591	1,458
Net adjustments to fair value	284	188
NET ASSETS	$42,739	$41,788
NET ASSET VALUE PER SHARE, on 4,308,096 and 4,218,210 shares issued and outstanding for the periods ended September 30, 2016 and June 30, 2016, respectively [2]	$9.92	$9.91

[1] This amount does not include accrual for dividends payable that were declared before September 30, 2016 that relate to the fourth quarter of 2016 or dividends payable that were declared before June 30, 2016 that relate to the third quarter of 2016, respectively.

[2] The total shares issued and outstanding used in the computation of net asset value per share is the amount of shares immediately prior to redemptions that are processed and effective on September 30, 2016 and June 30, 2016, respectively, as the NAV per share price is used to determine the redemption price in certain cases under our redemption plan.

On October 13, 2016, the Company announced that its net asset value per share (“NAV”) as of September 30, 2016 is $9.92 per share of our Common Shares. This NAV per common share shall be effective until December 31, 2016, unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the market value of our shares on a quarterly basis. However, the majority of our assets consist of commercial real estate loans and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in a market transaction, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) quarterly updates in the price of liquid assets for which third party market quotes are available, (3) accruals of our distributions payable at the end of the quarter related to the current or previous quarters, and (4) estimates of quarterly accruals, on a net basis, of our operating revenues, expenses and fees. In addition, for our September 30, 2016 and June 30, 2016 NAV calculation, our internal accountants engaged an independent third-party to prepare a valuation review report to be used in conjunction with determining our NAV per common share. There can be no assurance that our internal accountants will engage such independent party in connection with future calculations of our NAV per common share.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the previous or current quarter where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

The per share purchase price of our Common Shares will continue to be $10 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after December 31, 2016, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Status of Our Share Redemption Plan

During the quarter ended September 30, 2016, we redeemed 29,501 common shares pursuant to our share redemption plan.

Unaudited Adjusted Funds From Operations for Fiscal Quarter ended June 30, 2016

(In thousands)

On October 13, 2016, the Company announced that its AFFO for the fiscal quarter ended September 30, 2016, was as follows:

Reconciliation of Net Income/(Loss) in Accordance with GAAP to AFFO
Net income / (loss) in accordance with GAAP (Unaudited)	$1,133
Adjustment for gains or losses on sale	-
Adjustment for extraordinary items, results of discontinued operations and cumulative effects of accounting changes	-
Depreciation of real estate	-
Other amortization	-
Unconsolidated joint ventures	-
Other adjustments to reconcile GAAP to FFO	-
Funds from operations ("FFO")	$1,133
Amortization or accrual of deferred costs	-
Unrealized gains and losses	72
Adjusted funds from operations ("AFFO")	$1,205

The adjustment for unrealized gains and losses is based on our computation of net asset value for the fiscal quarter ended September 30, 2016. This amount reflects unrealized gains solely on our investments, and does not consider other potential fair value adjustments that may be reflected in our net asset value per share computation.

Historical NAV Information

Below is the quarterly NAV per common share, as determined in accordance with our valuation policies, for each fiscal quarter from June 30, 2016 to September 30, 2016.

Date	NAV Per Share
June 30, 2016	$9.91
September 30, 2016, 2016	$9.92

Updated Risk Factor

If we pay distributions from sources other than our cash flow from operations, we will have less funds available for investments and your overall return will be reduced.

Although our distribution policy is to use our cash flow from operations to make distributions, our organization documents permit us to pay distributions from any source, including offering proceeds, borrowings, or sales of assets. We have not placed a cap on the use of proceeds to fund distributions. From time to time, we may not generate sufficient cash flow from operations to fund distributions. While we expect none of the distributions declared by the Company for the period ended September 30, 2016 were paid using proceeds from our Offering or the purchase of additional shares by Fundrise, LP pursuant to the Distribution Support Agreement, there can be no assurance that future distributions will not be paid from such sources.

Pursuant to the Distribution Support Agreement, in certain circumstances where AFFO in any calendar quarter during the distribution support period is less than the amount that would produce a 15% annualized return, then Fundrise, LP is obligated to purchase shares following the end of such quarter at the then NAV per share for an aggregate purchase price equal to the amount by which AFFO for such quarter is less than the 15% annualized amount. Fundrise, LP purchased 32,977 of our common shares on April 18, 2016, 10,328 of our common shares on July 20, 2016, and 36,912 of our common shares on or before October 27, 2016. The sale of these shares resulted in the dilution of the ownership interests of our public shareholders. Upon termination or expiration of the distribution support agreement, we may not have sufficient cash available to pay distributions at the rate we had paid during preceding periods or at all. If we pay distributions from sources other than our cash flow from operations, we will have less cash available for investments, we may have to reduce our distribution rate, our NAV may be negatively impacted and stockholders’ overall return may be reduced.